TRANSATLANTIC PETROLEUM CORP.

Suite 1840, 444 – 5th Ave., SW

Calgary, Alberta T2P 2T8

Canada

October 11, 2006	Via EDGAR and Facsimile: 202-772-9369

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

ATTN: Jason Wynn

Re:	Transatlantic Petroleum Corp.

Registration Statement on Form 20-F Filed August 14, 2006

File No. 0-31643

Ladies and Gentlemen:

Transatlantic Petroleum Corp. (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form 20-F (SEC File No. 0-31643) filed with the Securities and Exchange Commission on August 14, 2006.

Please contact W. Alan Kailer at Jenkens & Gilchrist, A Professional Corporation, Counsel to the Registrant, at 214-855-4500 with any questions.

Sincerely,

TRANSATLANTIC PETROLEUM CORP.

By:	/s/ Christopher H. Lloyd
Christopher H. Lloyd
Chief Financial Officer